SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017 (Report No. 3)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Optimizes Algar Tech's Back Office Services, Dated May 05, 2017

99.2 NICE Launches Digital Containment Solution Allowing Organizations to Move from Managing Channels to Managing Journeys, Dated May 09, 2017

99.3 NICE and inContact Honor Innovators Who are Re-inventing Customer Service in the 2017 Customer Awards at Interactions-ICUC, Dated May 11, 2017

99.4 NICE Actimize Financial Crime Categories Named Finalists in Citi's "Citi Tech for Integrity Challenge" Global Initiative, Dated May 15, 2017

99.5 NICE Actimize Introduces Robotic Process Automation to Improve Financial Crime and Compliance Efficiency, Dated May 22, 2017

99.6 inContact Survey Reveals 67 Percent of Consumers Prefer Agent-Assisted Customer Service, Dated May 22, 2017

99.7 Looking for Hidden Corruption? NICE Actimize Launches Specialized Anti-Bribery & Corruption Solution to Monitor Corporate Financial Systems, Dated May 24, 2017

99.8 NICE Introduces NICE Inform Elite to Deliver Incident Intelligence to Emergency Communications Centers, Dated May 25, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Yechiam Cohen

Dated: June 5, 2017

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Optimizes Algar Tech's Back Office Services, Dated May 05, 2017

99.2 NICE Launches Digital Containment Solution Allowing Organizations to Move from Managing Channels to Managing Journeys, Dated May 09, 2017

99.3 NICE and inContact Honor Innovators Who are Re-inventing Customer Service in the 2017 Customer Awards at Interactions-ICUC, Dated May 11, 2017

99.4 NICE Actimize Financial Crime Categories Named Finalists in Citi's "Citi Tech for Integrity Challenge" Global Initiative, Dated May 15, 2017

99.5 NICE Actimize Introduces Robotic Process Automation to Improve Financial Crime and Compliance Efficiency, Dated May 22, 2017

99.6 inContact Survey Reveals 67 Percent of Consumers Prefer Agent-Assisted Customer Service, Dated May 22, 2017

99.7 Looking for Hidden Corruption? NICE Actimize Launches Specialized Anti-Bribery & Corruption Solution to Monitor Corporate Financial Systems, Dated May 24, 2017

99.8 NICE Introduces NICE Inform Elite to Deliver Incident Intelligence to Emergency Communications Centers, Dated May 25, 2017